                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


[ ] Form 10-K  [ ] Form 20F  [ ] Form 11-K  [x] Form 10-QSB  [ ] Form N-SAR


                   For Period Ended:   June 30, 2003
                                       -------------

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: ________________

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

_____________________________________________________________________________


PART I - REGISTRANT INFORMATION

Full Name of Registrant:               NOCOPI TECHNOLOGIES, INC.

Address of Principal                   537 Apple Street
Executive Office:                      West Conshohocken, PA 19428

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed. (Check box if appropriate)

         [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ ] (b) (i) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

         [x]     (ii) The subject quarterly report or transition report on Form
10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

         Registrant's Chief Financial Officer, the officer primarily responsible for preparing the subject report, has had a short-term, unexpected absence from work due to a family emergency. He is expected to return to work in sufficient time to permit Registrant to file the subject report within five days after its due date, and Registrant's remaining staff has determined that it is appropriate so to delay the filing of the subject report.


PART IV - OTHER INFORMATION

(1) Name and address of person to contact in regard to this notification:

                           Thomas F. Hurley, Esq.
                           Hangley Aronchick Segal & Pudlin
                           One Logan Square - 27th Floor
                           Philadelphia, PA 19103
                           Telephone:  (215) 496-7056

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant expects to report earnings of approximately $830,000 and $610,000 for the three months and six months, respectively, ending June 30,2003, as compared to net losses of $246,800 and $472,100, respectively, for the same periods in the prior year. The substantial improvement in operating results is due primarily to Registrant's one time gain of $932.700 in the three months ended June 30, 2003 ($875,300 for the six months then ended) reflecting the settlement of the Registrant's dispute with its former affiliate, Euro-Nocopi, S.A.


NOCOPI TECHNOLOGIES, INC.
-------------------------
(Name of Registrant)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2003                      By: /s/ Rudolph A. Lutterschmidt
      ---------------                          ----------------------------
                                               Rudolph A. Lutterschmidt,
                                               Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form